EXHIBIT 21

Subsidiary List of Longwen Group Corp.

Name	Ownership

Hangzhou Longwen Enterprise Management Co., Ltd. (“Hangzhou Longwen”)	100% directly owned by Longwen Group Corp.

Hangzhou Yusu Trading Co., Ltd. (“HZYS”)	100% directly owned by Hangzhou Longwen

Huzhou Wohong Fishery Co., Ltd. (“HWF”)	100% directly owned by Hangzhou Longwen